Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267431

January 28, 2025

C$750,000,000 4.200% Notes due 2033

(the “Notes”)

FINAL TERM SHEET

January 28, 2025

Issuer:	Prologis, L.P.

Offering Format:	The Notes will be registered with the U.S. Securities and Exchange Commission. The Notes are being offered in each of the provinces of Canada on a private placement basis under a Canadian offering memorandum dated January 28, 2025.

Expected Ratings:*	A3 Positive (Moody’s) / A Stable (S&P)

Size:	C$750,000,000

Pricing Date:	January 28, 2025

Settlement Date:**	February 4, 2025 (T+5)

Maturity Date:	February 15, 2033

Form and Denominations:	Book-entry only through participants in CDS (global certificate). Minimum denominations of C$2,000 with integral multiples of C$1,000 thereafter.

Coupon:	4.200% per annum, payable semi-annually in arrears

Issue Yield:	4.244%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2025 (long first coupon). The first interest payment on August 15, 2025 will be in an amount equal to $16,699,315.07.

Following Business Day Convention:	If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment.

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date.

Price to Public:	99.702% of the principal amount, plus accrued interest from February 4, 2025, if any

Net Proceeds, Before Expenses, to Issuer:	C$744,990,000

Spread to GoC Benchmark:	+110 bps vs. the interpolated GoC Curve (CAN 2.50% December 1, 2032 and 2.75% June 1, 2033) +110.5 bps vs. CAN 2.50% December 1, 2032 (priced at C$95.59 to yield 3.139%)

Optional Redemption:

Prior to November 15, 2032 (3 months prior to their maturity) (the “Par Call Date”), the Issuer may redeem the Notes in whole at any time, or in part from time to time, at a redemption price equal to the greater of:

(1) the Canada Yield Price, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

“Canada Yield Price” means, in respect of any Notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the Issuer as of the third business day (as defined in the Preliminary Prospectus Supplement) prior to the redemption date of such Notes, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the Notes to be redeemed from the redemption date to the Par Call Date using as a discount rate the sum of the Government of Canada Yield on such business day plus 27.5 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Issuer, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Par Call Date.

On or after the Par Call Date, the Issuer may redeem the Notes at par plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

Sales Restrictions:	Available for sale in Canada to “accredited investors” who, in certain circumstances, are also “permitted clients”, each as defined under applicable Canadian securities laws. Resales in Canada will be subject to resale restrictions.

Use of Proceeds:	The Issuer intends to use the net proceeds from the offering of the Notes for general corporate purposes, including, but not limited to, the repayment of borrowings under the Issuer’s global lines of credit and possibly other debt.

CUSIP / ISIN:	74340XCP4 / CA74340XCP48

Joint Book-Running Managers:	Scotia Capital Inc. TD Securities Inc.

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

**The Issuer expects to deliver the Notes against payment for the Notes on or about February 4, 2025, which is the fifth business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one New York business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the first business day prior to February 4, 2025 will be required to specify alternative settlement arrangements to prevent a failed settlement.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirely by, reference to the Issuer’s preliminary prospectus supplement dated January 28, 2025 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated September 15, 2022 (the “Prospectus”) or, if you are in Canada, the Issuer’s preliminary Canadian offering memorandum dated January 28, 2025, which includes the Preliminary Prospectus Supplement and the Prospectus (the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement or the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum, and the Issuer and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and Preliminary Prospectus Supplement thereto in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by contacting: Scotia Capital Inc. by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com or TD Securities Inc. by telephone at 1-800-263-5292.

3